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                                                                   EXHIBIT 23.1




                        Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Friedman Industries, Incorporated of our report dated May 26, 1998, included in the 1998 Annual Report to Shareholders of Friedman Industries, Incorporated.

Our audits also included the financial statement schedule of Friedman Industries, Incorporated listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





                                        ERNST & YOUNG LLP


Houston, Texas
May 26, 1998